BY FAX (905) 521-9160

November 13, 1998

Mr. Jack McGregor
Philip Services Corporation
100 King Street West
Hamilton, Ontario Canada
L8N 4J6

Dear Mr. McGregor:

                           PHILIP SERVICES CORPORATION

     The recently released financial results for Philip confirm that asset values are rapidly deteriorating and that the company is utilizing its cash in a manner that is adverse to the interests of all of its stakeholders. You have indicated to us that you cannot meet your financial obligations to us.

     Philip has asked for forbearance arrangements from its lenders and has indicated that it would be prepared to ultimately develop a plan which would give substantially all of its equity to its lenders in return for a release from its financial obligations. We can see no reason for delaying the development of such a plan. Any delays will erode value for all stakeholders, increase the likelihood of job losses and economic losses and will serve no benefit whatsoever. We will not support any long term forbearance arrangements.

     Because we are extremely concerned about the erosion of value at our expense, we see no alternative but to utilize insolvency proceedings to protect our interests. We are, however, prepared to forbear exercising any of the legal and statutory rights available to us if you agree to work with us immediately to formulate a prepackaged plan to transfer the ownership and control of the business to the lenders in accordance with your stated intention. Thus, if you wish to avoid insolvency proceedings, we would ask that you agree to do this by the close of business on Tuesday or we will be forced to exercise our rights.

Your very truly,


/s/ Carl Icahn                                       /s/ Dennis R. Ascher
HIGH RIVER, L.P.                                     FOOTHILL PARTNERS III, L.P.